Cornerstone Pharmaceuticals, Inc.
One Duncan Drive
Cranbury, NJ 08512

July 8, 2008

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Cornerstone Pharmaceuticals, Inc.
Registration Statement on Form SB-2
Filed February 12, 2007
File No. 333-140631

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Cornerstone Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form SB-2 (Registration No. 333-140631), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement to enable the Company to pursue financing options. No securities were sold pursuant to the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, David Manno of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

Thank you for your assistance in this matter.

Sincerely, CORNERSTONE PHARMACEUTICALS, INC.

By:	/s/ Robert Shorr
Robert Shorr
Chief Executive Officer